

MAIL STOP 3561

January 7, 2009

Mr. William V. Carey
Chief Executive Officer
Central European Distribution Corporation
Two Bala Plaza, Suite 300
Bala Cynwyd, PA 19004

> **Re:** **Central European Distribution Corporation**
> **Form 10-K**
> **Filed February 29, 2008**
> **File No. 000-24341**
> **Schedule 14A**
> **Filed April 2, 2008**

Dear Mr. Carey:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

Cc: Chris Biedermann
Fax: 610-667-3308